FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2005


                        ARIES MARITIME TRANSPORT LIMITED
                 (Translation of registrant's name into English)

                                6 Posidonos Ave.
                             Kallithea 176 74 Athens
                                     Greece
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X Form 40-F ______

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes___ No X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued on June 29, 2005 by Aries Maritime Transport Limited (the "Company") announcing that it has exercised an option to purchase the first of two container vessels.

Exhibit 1



For Immediate Release

Company Contacts:

Richard J.H. Coxall                         Leon Berman
Chief Financial Officer                     Principal
Aries Maritime Transport Limited            The IGB Group
(011) 30 210 946-7433                       212-477-8438

                ARIES MARITIME TRANSPORT LIMITED EXERCISES OPTION
                        ON FIRST OF TWO CONTAINER VESSELS


ATHENS, Greece - June 29, 2005 - Aries Maritime Transport Limited (NASDAQ:
RAMS), a leading international shipping company that owns and operates products tankers and container vessels, announced today that it has exercised an option to purchase a 2,917 TEU container vessel, the CMA CGM Seine, from an affiliate of Aries Energy, as part of a previous agreement. The CMA CGM Seine will continue to operate on its existing $15,800 per day time charter with the CMA CGM Group of France until September, 2005. At that time, the vessel will immediately commence a new five-year time charter with the same Charterer at a rate of $20,400 per day.

Mons S. Bolin, President and Chief Executive Officer, commented, "We are pleased to be able to exercise the option to purchase, as well as take delivery, of the first of two container vessels. By having the new vessel on a time charter until 2010, we continue to position the Company to provide shareholders with significant earnings stability. At the same time, the addition of this vessel enhances Aries' position for taking advantage of strong, long term, industry fundamentals in the container market. Moving forward, we are committed to seeking opportunities that further strengthens our position in both the container and products tanker markets."

About Aries Maritime Transport Limited
Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company's product tanker fleet, which has an average age of 7.8 years and is 100% double-hulled, consists of four MR tankers, two Panamax tankers and one Aframax tanker. The Company also owns a fleet of five container vessels, which includes an option to purchase one vessel from an affiliate of Aries Energy. The Company's container vessels have an average age of 15.6 years and range in capacity from 1,799 to 2,917 TEU. All of the Company's product tankers and container vessels currently operate under long-term time charters.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995 This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements". We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" reflect forward-looking statements.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                        ARIES MARITIME TRANSPORT LIMITED
                                  (registrant)



Dated: July 8, 2005                    By:/s/ Richard J.H. Coxall
                                        --------------------------------
                                        Richard J.H. Coxall
                                        Chief Executive Officer





23248.0001 #584681